              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2004

SEC FILE NUMBER: 0-24721

CUSIP NUMBER: 52977N 20 8

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Lexon Technologies, Inc.

Address of Principal Executive Offices:
 8 Corporate Park, Suite 300, Irvine, California 92606

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

PART III - NARRATIVE

State below with reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Certain aspects of the registrant's review process have not been completed prior to the filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jehy Lah (949)477-4000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

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If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lexon Technologies, Inc. acquired a majority interest in Techone Company, Ltd., a Republic of Korea corporation ("Techone"), in December 2004. Attached hereto are audited financial statements for Techone at December 31, 2003. Because Techone is an operating entity, there may be changes in results of operations for Lexon from the corresponding period for the last fiscal year. Audited financial statements for Techone for the current year period are still being prepared, therefore the effect on the consolidated financial statements for Lexon is difficult to determine at this time.

                       Lexon Technologies, Inc.
              --------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: March 31, 2005


By:/S/Kenneth J. Eaken, Principal Executive Officer

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Techone Company, Ltd.


We have audited the accompanying balance sheet of Techone Company, Ltd. as of December 31, 2003, and the related statements of operations, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Techone Company, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit and has suffered recurring losses to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/Chisholm, Bierwolf & Nilson
Chisholm, Bierwolf & Nilson
North Salt Lake, Utah
March 4, 2005

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
TECHONE COMPANY, LTD.
Balance Sheet

ASSETS
                                                               December 31,
                                                                    2003
                                                               ------------
CURRENT ASSETS
 Cash and cash equivalents                                    $       2,716
 Accounts receivable (Note 1)                                       148,762
 Inventory (Note 1)                                                 136,501
                                                               ------------
   Total Current Assets                                             287,979
                                                               ------------
PROPERTY AND EQUIPMENT, net (Notes 1 and 3)                       3,087,990
                                                               ------------
OTHER ASSETS
 Investment, recorded under the equity method (Note 4)              100,025
 Prepaid construction costs (Note 3)                                115,870
 Other assets                                                        17,320
                                                               ------------
   Total Other Assets                                               233,215
                                                               ------------
TOTAL ASSETS                                                  $   3,609,184
                                                               ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                             $     695,406
 Accrued expenses                                                   162,854
 Due to related parties (Note 6)                                    350,298
 Notes payable, current (Note 5)                                  1,779,346
                                                               ------------
   Total Current Liabilities                                      2,987,904
                                                               ------------
LONG-TERM DEBT
 Notes payable (Note 5)                                             421,540
                                                               ------------
   Total Long-Term Debt                                             421,540
                                                               ------------
   Total Liabilities                                              3,409,444
                                                               ------------
STOCKHOLDERS' EQUITY
 Common stock                                                     1,462,069
 Other comprehensive income                                        (116,200)
 Accumulated deficit                                             (1,146,129)
                                                               ------------
   Total Stockholders' Equity                                       199,740
                                                               ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $   3,609,184
                                                               ============

TECHONE COMPANY, LTD.
Statements of Operations

                                                      For the Years Ended
                                                          December 31,
                                                       2003          2002
                                                   -----------   -----------
REVENUES                                          $    125,028  $    279,549
                                                   -----------   -----------
EXPENSES
 Cost of sales                                          93,481       201,640
 Research and development                              279,617       185,141
 Selling, general and administrative                   239,422        40,779
 Depreciation and amortization                         170,385       101,535
                                                   -----------   -----------
   Total Expenses                                      782,905       529,095
                                                   -----------   -----------
LOSS FROM OPERATIONS                                  (657,877)     (249,546)
                                                   -----------   -----------
OTHER INCOME (EXPENSE)
 Interest income                                            13           220
 Other income                                           23,477         6,256
 Gain (loss) on disposition of assets                   67,039           (14)
 Loss on investment (Note 4)                           (25,942)            -
 Interest expense                                     (162,767)     (100,276)
                                                   -----------   -----------
   Total Other Income (Expense)                        (98,180)      (93,814)
                                                   -----------   -----------
NET LOSS                                              (756,057)     (343,360)
                                                   -----------   -----------
OTHER COMPREHENSIVE INCOME (LOSS)
 Gain (loss) on foreign currency exchange                6,496      (123,387)
                                                   -----------   -----------
NET COMPREHENSIVE LOSS                            $   (749,561) $   (466,747)
                                                   ===========   ===========
BASIC LOSS PER SHARE                              $      (2.20) $      (1.70)
                                                   ===========   ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                             343,024       202,137
                                                   ===========   ===========

TECHONE COMPANY, LTD
Statements of Stockholders' Equity and Comprehensive Income

                                                                         Other
                                                  Common Stock
Comprehensive  Accumulated
                                               Shares       Amount
Income       Deficit
                                             ----------   ----------
----------   ----------
Balance, January 1, 2002                        200,000  $   753,967  $
691  $   (57,403)

Common stock issued for cash                     20,000       83,546
-            -

Currency translation adjustment                       -            -
(123,387)           -

Net loss for the year ended
  December 31, 2002                                   -            -
-     (343,360)
                                             ----------   ----------
----------   ----------
Balance, December 31, 2002                      220,000      837,513
(122,696)    (400,763)

Common stock issued for cash                    150,000      624,556
-            -

Currency translation adjustment                       -            -
6,496            -

Net loss for the year ended
  December 31, 2003                                   -            -
-     (756,057)

                                             ----------   ----------
----------   ----------
Balance, December 31, 2003                      370,000  $ 1,462,069  $
(116,200) $(1,156,820)
                                             ==========   ==========
==========   ==========



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TECHONE COMPANY, LTD.
Statements of Cash Flows

                                                      For the Years Ended
                                                          December 31,
                                                       2003          2002
                                                   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                          $   (756,057) $   (343,360)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Depreciation and amortization                          170,385       101,535
(Gain) loss on disposition of assets                   (67,039)           14
Loss on investment                                      25,942             -
Changes in assets and liabilities:
Decrease in other assets                                12,180        86,204
Increase in accounts receivable                        (85,017)      (12,154)
Increase in inventory                                 (124,521)      (11,980)
Increase in accounts payable
   and accrued expenses                                371,874       186,449
                                                   -----------   -----------
   Net Cash Used in Operating Activities              (452,253)        6,708
                                                   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Cash paid for property and equipment                  (338,688)   (1,253,973)
Cash paid for investments                             (125,967)            -
Cash paid for construction costs                        (4,543)      (44,407)
                                                   -----------   -----------
Net Cash Used in Investing Activities                 (469,198)   (1,298,380)
                                                   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Payments made on notes payable                        (292,251)     (906,408)
Proceeds from notes payable                            252,264     2,193,456
Change in related party payables                       332,747        (6,734)
Cash received from issuance of common stock            624,556        83,546
                                                   -----------   -----------
Net Cash Provided by Financing Activities              917,316     1,363,860
                                                   -----------   -----------
EFFECT OF CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                             6,496      (123,387)
                                                   -----------   -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                2,361       (51,199)

CASH AND CASH EQUIVALENTS AT BEG OF YEAR                   355        51,554
                                                   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR          $      2,716  $        355
                                                   ===========   ===========

TECHONE COMPANY, LTD
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization
The financial statements presented are those of Techone Company, Ltd. (the
Company).   The Company was incorporated in the Republic of South Korea and manufactures and sells Low Temperature Cofired Ceramic (LTCC) components, including LTCC wafer probe cards, LTCC circuit boards, LTCC Light Emitting Diode (LED) displays and related products for the semiconductor testing and measurement, custom Printed Circuit Board (PCB), and cellular phone industries.

b.  Accounting Methods
The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

c.  Cash and Cash Equivalents
Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d.   Accounts Receivable
Accounts receivable are shown net of an allowance for doubtful accounts of $0 at December 31, 2003.

e.  Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

f.  Basic (Loss) Per Share

The computations of basic (loss) per share of common stock are based on the weighted average number of common shares outstanding during the period of the financial statements.
                                                December 31,
                                              2003         2002

Numerator - (loss)                         $(756,057)   $(343,360)

Denominator - weighted average number of
 shares outstanding                          343,024      202,137
                                            --------     --------
Loss per share                             $   (2.20)   $   (1.70)
                                            ========     ========

TECHONE COMPANY, LTD
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

g.  Property and Equipment

Property and equipment is recorded at cost. Major additions and improvement are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as gain or loss on sale. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:
Description                 Estimated Useful Life

Buildings and improvements        30 years
Machinery and equipment           10 years
Automobiles                        5 years
Office and other equipment         5 years

Depreciation expense for the years ended December 31, 2003 and 2002 was $170,385 and $101,535, respectively.

In accordance with Financial Accounting Standards Board Statement No. 144, the Company records impairment of long-lived assets to be held and used or to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. At December 31, 2003, no impairments were recognized.

h.   Inventory

Raw materials are stated at the lower of cost (on a first-in, first-out basis) or market. The inventory at December 31, 2003 consists of raw materials used in the assembly and production of the electronic components.

i.  Provision for Income Taxes

No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $1,146,000 that will be offset against future taxable income. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused.

j.  Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable, collectibility is reasonably assured and delivery has occurred. As such, the Company recognizes revenues for its products generally when the product is shipped and title passes to the buyer. There are no multi-deliverables or product warranties requiring accounting recognition.

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TECHONE COMPANY, LTD.
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

k.  Functional Currency & Foreign Currency Translation

The Company's functional currency is the South Korean Won. In accordance with the Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at period end and revenues and expenses are translated at average monthly exchange rates. Related translation adjustments are reported as a separate component of stockholders' equity, whereas, gains or losses relating from foreign currency transactions are included in the results of operations.

l.  Newly Adopted Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123(R), Share-Based Payment , which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. The Company will adopt this new standard effective for the fourth fiscal quarter of 2005, and has not yet determined what impact this standard will have on its financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4 previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.









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TECHONE COMPANY, LTD.
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has historically incurred significant losses which have resulted in an accumulated deficit of $1,146,129 at December 31, 2003, a working capital deficit of approximately $2,700,000, and limited internal financial resources. These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. The Company was able to raise an additional $624,556 through the issuance of common stock during the year ended December 31, 2003 which has been used for operations, property and equipment purchases and investment acquisitions. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to continue to raise additional funds to sustain operations until revenues are sufficient to cover the operating expenses.

NOTE 3 -PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003:

Buildings and improvements       $ 1,708,143
Land                                 455,436
Machinery and equipment            1,047,600
Automobiles                           45,130
Office and other equipment           126,481
Accumulated depreciation            (294,800)
                                  ----------
Total Property and Equipment     $ 3,087,990
                                  ==========
The Company has also advanced funds on the construction of a new building and related equipment totaling $115,870 at December 31, 2003. Once the required paperwork is completed, the amounts will be reclassified to construction-in-progress in the accompanying financial statements.

NOTE 4 - INVESTMENT RECORDED UNDER THE EQUITY METHOD

During 2003, the Company invested a total of $125,967 into a Korean company called Mirae Sojae Company, and acquired a total of 30,000 shares of common stock, representing a 10% interest. The investment is being recorded under the equity method of accounting under which the Company's share of the net income (loss) is recognized as income (loss) in the Company's statement of operations and added (deducted) to the investment account. Any distributions received are deducted from the investment account. During 2003, the Company recorded a loss on this investment of $25,942 representing the Company's share of the 2003 loss for Mirae Sojae Company, reducing the investment to $100,025 at December 31, 2003.

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TECHONE COMPANY, LTD
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 5 -NOTES PAYABLE

Notes payable consisted of the following at December 31, 2003:

Notes payable for three automobiles, principal and interest
 due monthly at rates of 8.20% to 16.0%, mature from
 February 2004 to August 2005, secured by the vehicles.          $    11,062

Note payable to a bank in Korea, interest at
  6.15% per annum, due in March 2004,
  secured by assets of the Company.                                 1,426,980

Note payable to a bank in Korea, interest at
  6.22% per annum, due in May 2003, currently
  in default, secured by assets of the Company.                        68,552

Notes payable to a bank in Korea, interest at
  19,0% per annum, due in February 2004, secured
   by assets of the Company.                                          159,930

Note payable to a bank in Korea, interest at
  8.00% per annum, due in March 2004,
  secured by assets of the Company.                                    41,970

Note payable to a bank in Korea, interest at
  9.65% per annum, due in January 2004,
  secured by assets of the Company.                                    41,970

Note payable to a bank in Korea, interest at
6.09% per annum, due in August 2011,
  secured by assets of the Company.                                   419,700

Other notes payable                                                    30,722
                                                                   ----------
Total Notes Payable                                                 2,200,886
Less: Current Portion                                              (1,779,346)
                                                                    ---------
Long-Term Notes Payable                                            $  421,540
                                                                    =========
The aggregate principal maturities of notes payable are as follows:

 Year Ended
December 31,                Amount
      2004              $ 1,779,346
      2005                        -
      2006                        -
      2007                        -
      2008                        -
      2009 and thereafter   421,540
                         ----------
      Total             $ 2,200,886
                         ==========

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TECHONE COMPANY, LTD
Notes to the Financial Statements
December 31, 2003 and 2002

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has been advanced funds totaling $350,298 at December 31, 2003 from certain officers of the Company and other related individuals which funds have been used for operating costs. These amounts are non-interest bearing and payable on demand.

NOTE 7 - FINANCIAL INSTRUMENTS

The recorded amounts for financial instruments, including cash equivalents, receivables, investments, accounts payable and accrued expenses, and long-term debt approximate their market values as of December 31, 2003. The Company has no investments in derivative financial instruments.

NOTE 8 - STOCK TRANSACTIONS

During 2002, the Company issued 20,000 shares of common stock to a private investor at $4.22 per share for total proceeds of $83,546, net of offering costs.

During 2003, the Company issued a total of 150,000 shares of common stock to private investors at $4.20 per share for total proceeds of $624,556, net of offering costs.

NOTE 9 - SUBSEQUENT EVENT

Effective December 2004, a controlling interest (87.45%) of the Company's common stock was acquired by Lexon Technologies, Inc., a U.S. public company, for consideration of $1,585,000.

NOTE 10 - OTHER COMPREHENSIVE INCOME

The Company reports other comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting in the financial statements all changes in equity during a period, except those resulting from investments by and distributions to owners. The cumulative effect of foreign currency translation adjustments from South Korean Won to U.S. dollars, which is included in other comprehensive income in the stockholders' equity section, consisted of the following:

                                                   December 31,
                                                2003         2002

Balance, beginning of year                  $ (122,696)   $      691

Effect of currency exchange rate changes         6,496      (123,387)
                                             ---------     ---------
Balance, end of year                        $ (116,200)   $ (122,696)
                                             =========     =========